SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                       AMENDMENT NO. 1 TO

                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended

              Inversiones Electricas Quillota S.A.
                  _____________________________
                (Name of foreign utility company)



              Entergy Power Development Corporation
              _____________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



        The Commission is requested to mail copies of all communications relating to this Notification to:



Thomas C. Havens, Esq.         Frederick F. Nugent, Esq.
Jones, Day, Reavis & Pogue     Entergy Enterprises, Inc.
222 East 41st Street           c/o Entergy Wholesale
New York, New York  10017        Operations
                               20 Greenway Plaza
                               Houston, Texas  77046

      Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation, hereby amends and restates the notification previously filed with the Securities and Exchange Commission that Inversiones Electricas Quillota S.A. ("IEQ") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act").

Item 1.   Name, Business Address, Facilities and Ownership.

A. The name and business address of the company claiming FUCO status is:

              Inversiones Electricas Quillota S.A.
              Calle Santa Rosa N76
              Santiago, Chile

  Inversiones Electricas Quillota S.A. claims status as a FUCO by virtue of its ownership interest in Compania Electrica San Isidro S.A. ("San Isidro"), a FUCO under the Act. San Isidro owns and operates a 370 MW single unit, combined-cycle electric generating plant (the "Plant") located near Santiago, Chile.
A subsidiary of San Isidro, Transmisora Electrica de Quillota Ltda., which is also a FUCO, owns and operates electric transmission lines that interconnect the Plant with the grid. Entergy Corporation owns, indirectly through IEQ, a 25% interest in San Isidro.

  The following person (other than Entergy Corporation and its subsidiaries) currently owns a 5% or more voting interest in IEQ:
Empresa Nacional de Electricidad S.A. (75%).

Item 2. Domestic Associate Public-Utility Companies of IEQ and their Relationship to IEQ.

      The following companies, each of which is a direct or indirect subsidiary of Entergy Corporation, are domestic associate public-utility companies of IEQ: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with IEQ.


EXHIBIT A.     State Certification.

                Not applicable.



                            SIGNATURE

     The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                              ENTERGY POWER DEVELOPMENT
                              CORPORATION


                              By: /s/ Frederick F. Nugent
                                 Frederick F. Nugent
                                 Vice President


Dated:  March 21, 2002